

Mail Stop 7010

August 5, 2008

By US Mail and Facsimile

Mr. Lee Costerd
President
Wolverine Exploration, Inc.
4055 McLean Road
Quesnal, British Columbia
Canada V2J 6V5

>   **Re: Wolverine Exploration Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 15, 2008**
>   **File No. 333-152343**

Dear Mr. Costerd:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements as required by Article 8-08 of Regulation S-X.

2. On the cover page and elsewhere, state explicitly that the primary portion of the offering is comprised of shares plus an additional warrant for the same unit price

that the named selling shareholders are offering shares without the additional warrant.

Determination of Offering Price, page 10

3. Revise to explain briefly how the issuer determined the per-*unit* offering price for the primary offering to be equal to the per-*share* offering price for the secondary offering by selling shareholders.

Selling Shareholders, page 11

4. Please clarify whether Thian Yew Ng, who is listed at page 14 as a selling shareholder, is the same person as Ng Thian Yew, who is listed as a beneficial owner of your stock on page 67.

Exhibits

Exhibit 5.1

5. Counsel must opine on the legality of all of the securities that are offered for sale. The opinion you filed does not opine on whether the warrants are binding obligations under applicable state contract law. It also fails to opine on whether the shares to be sold by the selling shareholders will, when sold, be legally issued, fully paid and non-assessable. Please obtain and file a revised opinion of counsel.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Rene Daignault, Esq. (via facsimile—604-664-0671)
        D. Levy
        T. Levenberg